UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA AUTOMOTIVE SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

16936R 10 5

(CUSIP Number)

Hanlin Chen Liping Xie Wiselink Holdings Limited No. 1 Henglong Road, Yu Qiao Development Zone Shashi District, Jing Zhou City Hubei Province The People’s Republic of China +86 716 412 7912

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Hanlin Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,322,547
	8.	SHARED VOTING POWER 4,526,467
	9.	SOLE DISPOSITIVE POWER 13,322,547
	10.	SHARED DISPOSITIVE POWER 4,526,467
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,849,014(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.41%(2)
14.	TYPE OF REPORTING PERSON IN

(1) 17,849,014 shares of Common Stock include: (i) 13,322,547 shares of Common Stock beneficially owned by Mr. Hanlin Chen; (ii) 1,502,925 shares of Common Stock beneficially owned by Ms. Liping Xie, Mr. Hanlin Chen’s wife; and (iii) 3,023,542 shares of Common Stock beneficially owned by Wiselink Holdings Limited, a company controlled by Mr. Hanlin Chen.

(2) Percentage calculated based on 31,644,004 shares of Common Stock outstanding as of August 9, 2018 (as reported by the Company in the Form 10-Q filed on August 9, 2018).

2

CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Liping Xie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,502,925
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,502,925
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,925
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Percentage calculated based on 31,644,004 shares of Common Stock outstanding as of August 9, 2018 (as reported by the Company in the Form 10-Q filed on August 9, 2018).

3

CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Wiselink Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,023,542
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,023,542
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,023,542
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.55%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Percentage calculated based on 31,644,004 shares of Common Stock outstanding as of August 9, 2018 (as reported by the Company in the Form 10-Q filed on August 9, 2018).

4

INTRODUCTORY NOTE

This amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on the Schedule 13D filed on May 9, 2005 (as previously amended by the Amendment No. 1 to the Schedule 13D filed on May 16, 2017 and the Amendment No. 2 to the Schedule 13D filed on September 1, 2017 on behalf of the Reporting Persons with the United States Securities and Exchange Commission, the “Schedule 13D”) with respect to China Automotive Systems, Inc., a Delaware corporation (the “Company”). Except as specifically amended and supplemented by this Amendment No. 3, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following:

Chairman Parties and NHPEA submitted a notice of withdrawal to the special committee of the board of directors the Company on August 16, 2018, which notified the Company that such parties had determined to withdraw the Proposal, with immediate effect.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

Item 3 of this Amendment No.3 is incorporated herein by reference.

Except as indicated above, the Reporting Persons have no plans or proposals that relate to or would result in any other action specified in Item 4 on the Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER .

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) The following disclosure assumes that there are 31,644,004 shares of Common Stock outstanding as of August 9, 2018, as set forth in the Company’s Form 10-Q, filed on August 9, 2018.

The responses of each of the Reporting Persons to Rows (7) through (11) of the cover page of this Amendment No. 3 are incorporated herein by reference.

Upon withdrawal of the Proposal, the Reporting Persons are no longer considered members of a “group” with Morgan Stanley pursuant to Section 13(d)(3) of the Act.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Amendment No. 3.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by adding the following:

Items 3 and 4 of this Amendment are incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2018

Mr. Hanlin Chen

/s/ Mr. Hanlin Chen

Ms. Liping Xie

/s/ Ms. Liping Xie

Wiselink Holdings Limited

By:	/s/ Mr. Hanlin Chen
Name:	Mr. Hanlin Chen
Title:	Director